Magento Merchants to Boost Customer Loyalty with Points.com for Magento

More eCommerce Merchants Gain Access to the World’s Largest Loyalty Currencies for their
Customers through Points.com and Sweet Tooth

TORONTO (December 1, 2011) – Points International Ltd. (NASDAQ: PCOM; TSX: PTS), owner and operator of the world’s leading loyalty reward program management platform, Points.com, in partnership with Sweet Tooth Rewards, have launched Points.com for Magento, a new extension for eCommerce Merchants. More than 110,000 merchants will now be able to offer miles and points from a variety of the world’s top loyalty programs including Alaska Airlines ® Mileage Plan, American Airlines AAdvantage®, Best Buy Reward Zone®, Frontier Airlines EarlyReturns®, HawaiianMiles® and US Airways® Dividend Miles® to their customers as an incentive for purchase and to promote future loyalty.

“Leading e-commerce platforms such as Magento realize the importance of customer engagement and added incentives in the current retail landscape,” said Christopher Barnard, President of Points International. “With Magento’s merchants now having access to our loyalty partners’ currencies, they can offer their customers the option to be rewarded for online purchases with points and miles from some of the top loyalty programs.”

Points.com will be providing Points.com for Magento through a strategic partnership with Sweet Tooth, a Magento Platinum Partner and a market leader in eCommerce customer loyalty programs. Points.com brings its existing partnerships and expertise in the loyalty market to the masses through Magento’s large base of merchants. Merchants interested in more information about Points.com for Magento can visit www.points.com/magento.

“Merchants using the Magento platform will greatly benefit from this new offering, and we are thrilled to partner with Points on it,” said Mike Rossi, VP Business Development at Sweet Tooth. “Points.com for Magento merges our deep relationship with the Magento platform with Points’ industry leading loyalty expertise to provide merchants with even more incentives to offer customers, resulting in increased engagement, online purchases and brand loyalty.”

About Points International Ltd.

Points International Ltd. (NASDAQ: PCOM; TSX: PTS) is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger's. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, US Airways Dividend Miles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, PayPal and Starbucks. For more information, visit www.pointsinternational.com, follow us on Twitter, @pointsadvisor, on Facebook (www.facebook.com/pointsfans), or on our blog (http://blog.points.com).

About Sweet Tooth

Based in Waterloo, ON Sweet Tooth enables merchants to offer unique and effective customer loyalty programs for their customers. As the world's most customizable and flexible software for customer loyalty, Sweet Tooth allows for optimization of any loyalty program to perfectly engage a particular customer base or target market. Visit Sweet Tooth at www.sweettoothrewards.com or follow Sweet Tooth on Twitter: @getsweettooth.

For more information contact:

Investor relations:
Laura Foster/Kimberly Esterkin
Addo Communications
T. 310-829-5400;
E. lauraF@addocommunications.com/kimberlyE@addocommunications.com

Media relations:
Anna Brown
Allison & Partners
T. 646-428-0609; E. anna@allisonpr.com

Business inquiries:
Martin Tongue
Senior Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com

Mike Rossi
VP Business Development
Sweet Tooth
T. 519-997-2727 ext. 140 E. mike@sweettoothhq.com